Eterna Therapeutics Inc.

1035 Cambridge Street, Suite 18A

Cambridge, MA 02141

(212) 582-1199

November 13, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

Re:	Eterna Therapeutics Inc.
Registration Statement on Form S-1
Filed November 5, 2024
File No. 333-283003

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Eterna Therapeutics Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on November 15, 2024, or as soon thereafter as possible.

Please notify Edwin Astudillo of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at 858.720.8953 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request and/or contact him with any questions.

Regards,

ETERNA THERAPEUTICS INC.

By:	/s/ Sandra Gurrola
Name:	Sandra Gurrola
Title:	Senior Vice President, Finance